UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒ Merger

☐ Liquidation

☐ Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: PUTNAM MICHIGAN TAX EXEMPT INCOME FUND

3.	Securities and Exchange Commission File No.: 811-04529; 033-08923

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	☐ Initial Application	☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

100 Federal Street
Boston, MA 02110

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

	Bryan Chegwidden, Esq.	Timothy Cormier, Esq.
	Ropes & Gray LLP	Ropes & Gray LLP
	1211 Avenue of the Americas	Prudential Tower
	New York, NY 10036	800 Boylston Street
	(212) 497-3636; or,	Boston, MA 02199
(617) 951-7747

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

	Note:	Once deregistered, a fund is still required to maintain and preserve the records described in rules
31a-l and 31a-2 for the periods specified in those rules.

The records held in accordance with rules 31a-1 and 31a-2 are kept by Putnam Investment Management,
LLC, State Street Bank and Trust Company, and Putnam Investor Services, Inc. (investment adviser, custodian, and investor servicing agent, respectively).

Putnam Investment Management,	State Street Bank and Trust	Putnam Investor Services,
LLC	Company	Inc.
(maintains records relating to its	(maintains records relating to its	(maintains records relating to
function as investment adviser)	function as custodian)	its function as investor
100 Federal Street	2 Avenue de Lafayette	servicing agent)
Boston, MA 02110	Boston, MA 02111	100 Federal Street
(617) 292-1000	(617) 786-3000	Boston, MA 02110
(617) 292-1000

8.	Classification of fund (check only one):

	☒	Management company;

	☐	Unit investment trust; or

	☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	☒ Open-end	☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

	Putnam Investment Management, LLC	Putnam Investments Limited
	100 Federal Street	16 St James's Street
	Boston, MA 02110	London, England SW1A 1ER

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Putnam Retail Management Limited Partnership
100 Federal Street
Boston, MA 02110

13.	If the fund is a unit investment trust (“UlT”) provide:

	(a) Depositor’s name(s) and address(es):	Not applicable.

	(b) Trustee’s name(s) and address(es):	Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-_____________

2

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a
Merger, Liquidation or Abandonment of Registration?

	☒ Yes	☐ No

If Yes, state the date on which the board vote took place: January 27, 2017

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger,
Liquidation or Abandonment of Registration?

	☒ Yes	☐ No

If Yes, state the date on which the shareholder vote took place: June 14, 2017

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

	☒ Yes	☐ No

	(a)	If Yes, list the date(s) on which the fund made those distributions: July 24, 2017

	(b)	Were the distributions made on the basis of net assets?

	☒ Yes	☐ No

	(c)	Were the distributions made pro rata based on share ownership?

	☒ Yes	☐ No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only:

Were any distributions to shareholders made in kind?

	☐ Yes	☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

	☐ Yes	☐ No

3

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

	☒ Yes	☐ No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

	☐ Yes	☒ No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

	☐ Yes	☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	☐ Yes	☒ No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

4

	(i)	Legal expenses: Approximately $278,126

	(ii)	Accounting expenses: Approximately $53,000

	(iii)	Other expenses (list and identify separately):

		Reports to Shareholder	$11,856
		Postage	$7,190
		Other	$21,590

	(iv)	Total expenses (sum of lines (i)-(iii) above): $371,762

(b)	How were those expenses allocated?

Legal and accounting expenses, the cost of printing and mailing the prospectus / proxy statement, portfolio transfer taxes (if any), and other similar expenses incurred in connection with the consummation of the merger were allocated evenly between Putnam Arizona Tax Exempt Income
Fund, Putnam Michigan Tax Exempt Income Fund, and Putnam Tax Exempt Income Fund, except that relevant proxy solicitation costs were allocated to the applicable acquired fund (i.e., Arizona
Tax Exempt Income Fund and Michigan Tax Exempt Income Fund).

(c)	Who paid those expenses?

Putnam Michigan Tax Exempt Income Fund, Putnam Tax Exempt Income Fund, and Putnam
Investment Management, LLC

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or
Liquidation?

	☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

5

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

PUTNAM TAX EXEMPT INCOME FUND

	(b)	State the Investment Company Act file number of the fund surviving the Merger:

Investment Company Act Registration No. 811-02675

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Securities Act File No. 333-215840; Registration Statement on Form N-14 filed on April 20, 2017
(and subsequently filed on April 25, 2017 as part of a filing pursuant to Rule 497 under the
Securities Act of 1933 following the effective date of the N-14 Registration Statement).

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not applicable.

6

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f)

of the Investment Company Act of 1940 on behalf of Putnam Michigan Tax Exempt Income Fund, (ii) he is the

Executive Vice President, Principal Executive Officer, and Compliance Liaison of Putnam Michigan Tax Exempt

Income Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Jonathan S. Horwitz
Jonathan S. Horwitz
Executive Vice President, Principal Executive
Officer, and Compliance Liaison